Exhibit 99.1

Ozon Announces Results of 2021 Annual General Meeting

December 23, 2021 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “Ozon” or the “Company”), a leading Russian e-commerce platform, held its 2021 Annual General Meeting of Shareholders (“AGM”) on Thursday, December 23, 2021. According to the voting results, all of the agenda items proposed for consideration at the AGM have been approved.

The AGM notice was provided to the Company’s shareholders on record and, through depositary, BNY (Nominees) Limited, to all registered holders of American Depositary Shares (“ADSs”) as of November 23, 2021. The total number of ordinary shares indicated in the received proxies was 216,312,158, out of which the voting rights were exercised in relation to 179,921,862 shares. All of the two Class A shareholders submitted their votes and properly voted on the election of the Non-Executive Directors in accordance with Regulations 75A and 75B of the Company’s Articles of Association.

The following is a brief description of the AGM agenda voted at the Company’s AGM held on December 23, 2021:

1.

Approval of the Company’s audited consolidated and standalone financial statements for the year ended December 31, 2020, together with the respective independent auditors’ reports and the management reports therein.

2.

Appointment of KPMG International, represented by KPMG Limited, an independent registered public accounting firm in Cyprus, and KPMG JSC, an independent registered public accounting firm in Russia (the “Auditors”), as the Company’s auditors from this AGM until the following Annual General Meeting, and authorization to the Board of Directors to set the remuneration of the Auditors.

3.	Election of Directors:

3a.	To re-elect Ms. Lydia Jett, as Independent Director

3b.	To elect Mr. Nilesh Lakhani, as Independent Director

3c.	To re-elect Mr. Charles Ryan, as Independent Director

3d.	To re-elect Mr. Peter Sirota, as Independent Director

3e.	To re-elect Ms. Elena Ivashentseva, as Non-Executive Director

3f.	To re-elect Mr. Vladimir Chirakhov, as Non-Executive Director

3g.	To re-elect Mr. Dmitry Kamensky, as Non-Executive Director

3h.	To re-elect Mr. Alexey Katkov, as Non-Executive Director

3i.	To re-elect Mr. Alexander Shulgin, as Executive Director

4.	Approval of Directors’ remuneration as set out in the Notice of the AGM

Regarding approval of the Company’s audited consolidated and standalone financial statements for the year ended December 31, 2020, together with the respective independent auditors’ reports and the management reports therein, the final voting results were as follows:

Votes for	Votes Against	Abstained
179,150,122	959	770,780

Regarding the appointment of the Auditors as the Company’s auditors and authorization to the Board of Directors to set the remuneration of the Auditors, the final voting results were as follows:

Votes for	Votes Against	Abstained
177,190,342	2,533,669	197,848

Regarding election of Directors, the final voting results were as follows:

The following Director was re-elected as Independent Director:

Director	Votes for	Votes Against	Abstained
Ms. Lydia Jett	109,714,161	4,178,752	1,104,831

The following Director was elected as Independent Director:

Director	Votes for	Votes Against	Abstained
Mr. Nilesh Lakhani	111,368,468	3,429,537	199,703

The following Director was re-elected as Independent Director:

Director	Votes for	Votes Against	Abstained
Mr. Charles Ryan	110,159,682	3,733,205	1,104,856

The following Director was re-elected as Independent Director:

Director	Votes for	Votes Against	Abstained
Mr. Peter Sirota	110,129,805	3,762,957	1,104,781

The following Director was re-elected as Non-Executive Director*:

Director
Ms. Elena Ivashentseva	The Class A shareholder voted for appointment

The following Director was re-elected as Non-Executive Director*:

Director
Mr. Vladimir Chirakhov	The Class A shareholder voted for appointment

The following Director was re-elected as Non-Executive Director*:

Director
Mr. Dmitry Kamensky	The Class A shareholder voted for appointment

The following Director was re-elected as Non-Executive Director*:

Director
Mr. Alexey Katkov	The Class A shareholder voted for appointment

The following Director was re-elected as Executive Director:

Director	Votes for	Votes Against	Abstained
Mr. Alexander Shulgin	112,849,330	1,043,537	1,104,845

Regarding approval of Directors’ remuneration as set out in the AGM Notice, the final voting results were as follows:

Votes for	Votes Against	Abstained
151,821,635	22,366,360	5,733,866

*	Pursuant to Regulations 75A and 75B of the Articles of Association of the Company, only Class A shareholders were entitled to exercise the voting right on this particular agenda item.

Contacts

Investor Relations

Maryia Berasneva-McNamara, Head of Investor Relations, OZON

ir@ozon.ru

Press Office

Maria Zaikina, Director of Public & Industry Relations, OZON

pr@ozon.ru

About Ozon Holdings PLC

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Its fulfillment infrastructure and delivery network have some of the widest coverage among e-commerce players in the country, enabling Ozon to provide Russian population with fast and convenient delivery via couriers, pick-up points, and parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow thousands of entrepreneurs to sell their products across Russia’s 11 time zones and offer millions of customers one of the widest selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as Ozon Express online grocery delivery. For more information, please visit https://corp.ozon.com/

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”) about future events and financial performance. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

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